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File No. 039723-0013

Julia E. Griffith

Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	eBay Inc. Schedule TO-I filed August 10, 2009 File No. 5-55743

Dear Ms. Griffith:

On behalf of eBay Inc. (the “Company” or “eBay”), we confirm receipt of the letter dated August 24, 2009 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Schedule TO-I (the “Schedule TO”). We are responding to the Staff’s comments on behalf of eBay, as set forth below. The Staff’s comments are set forth below in bold and numbered to correspond to the numbered comments in the Staff’s letter. eBay’s responses follow each of the Staff’s comments.

Simultaneously with the filing of this letter, eBay is filing Amendment No. 1 to the Schedule TO (“Amendment No. 1”), which incorporates eBay’s responses to the Staff’s comments. Courtesy copies of this letter and Amendment No. 1 are being submitted to the Staff via Federal Express.

Schedule TO

Offer to Exchange, cover page and pages i-iii

1.

You state on page i of your Offer to Exchange that option holders are only eligible to participate in the offer if they do not reside in a country where the offer is prohibited under local regulations as of the date of completion. We also note similar statements on pages iv and 56. The all-holders provision in Rule 13e-4(f)(8)(i) applies equally to U.S. holders as well as non-U.S. holders. Refer to the interpretive guidance in Section II.G.1 of Release No. 34-58597. While the Commission’s

United States Securities and Exchange Commission

August 25, 2009

March 21, 2001 Global Exemptive Order provides some relief from the requirement to make a tender offer available to all target security holders, you must establish that your eligibility criteria excluding certain holders of target securities are compensation-related. Please explain in your response letter how the exclusion of employees in certain foreign jurisdictions is related to a compensatory purpose, or revise to include them in the offer.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page i, iv and 56 of the Offer to Exchange to delete the language indicating that option holders are only eligible to participate in the offer if they do not reside in a country where the offer is prohibited under local regulations as of the date of completion.

2.	Refer to the last sentence in the first paragraph on page ii. It appears that the amount of the cash payment in exchange for certain option holders’ tendered options will not be determined until the expiration date of the offer. Thus, option holders will not know all of material terms of the offer until shortly before or even after the expiration time, which is inconsistent with Item 4 of Schedule TO and Item 1004(a) of Regulation M-A. Please advise, or revise your offer. If you revise your offer, please consider providing sufficient time for these option holders to consider whether to tender or withdraw following the announcement of the material terms of the offer. In this regard, Rules 13e-4(f)(1)(ii) and 14e-1(b) require that you extend the offering period for any increase or decrease in the consideration offered so at least ten business days remain in the offer after the information is first sent to option holders. If you do not intend to revise the offer in compliance with the time frame set forth in Rule 13e-4(f)(1)(ii), then provide us with a legal analysis explaining how your revised offer would comply with Rules 13e-4(f)(1)(ii) and 14e-1(b). Also consider providing these option holders with a means, such as a web-based tool, that would enable them to ascertain the possible amount of cash they would receive based on hypothetical closing prices throughout the remainder of the offering period.

Response: Item 1004(a) of Regulation M-A requires that the Schedule TO disclose the material terms of the transaction, including, in the case of a tender offer, “the type and amount of consideration offered to security holders.” The Company respectfully submits to the Staff that the Company’s offer documents comply with this requirement. The offer documents disclose the type of consideration being offered (cash, in the case of an option holder employed by eBay in China, Estonia, Germany, Ireland, the Netherlands, South Korea, Switzerland, the United Kingdom or the United States who would otherwise receive fewer than 100 new restricted stock units (RSUs) in exchange for all of such option holder’s eligible options) and a clear and objective formula for determining the amount of the consideration (a cash payment equal to (i) the number of new RSUs that such option holder would otherwise receive in exchange for such option holder’s exchanged options using the fixed exchange ratios disclosed in the offer documents, multiplied by (ii) the closing price per share of eBay’s common stock on the completion date of the offer, as reported on the Nasdaq Global Select Market). The Company is offering de minimis cash payments rather than new RSUs under these circumstances to

United States Securities and Exchange Commission

August 25, 2009

mitigate the expense of accounting for and administering these small share-based awards under the Company’s equity incentive plans. The cash payments will be determined using the closing stock price on the completion date of the offer, which is also the grant date of the new RSUs, to ensure that the value to be received upon expiration of the offer is as nearly equivalent as possible for all participating employees.

The Company respectfully submits that the Staff has taken the position with respect to both compensatory and non-compensatory tender offers that neither price certainty nor the ultimate value to be received is required where the offer documents clearly describe the methodology for calculating the consideration. Many issuers have recently used exchange ratios or formulas based on future closing stock prices to determine the number of securities and/or amount of cash consideration to be issued in exchange for underwater stock options or in connection with stock option repricings. See, e.g., Mindspeed Technologies, Inc. Schedule TO-I filed on April 10, 2009, as amended, and related Staff comment and issuer response letters; Nighthawk Radiology Holdings, Inc. Schedule TO-I filed on March 26, 2009, as amended, and related Staff comment and issuer response letters; Sirona Dental Systems, Inc. Schedule TO-I filed on December 18, 2008, as amended, and related Staff comment and issuer response letters; Drugstore.com, Inc. Schedule TO-I filed on November 12, 2008, as amended, and related Staff comment and issuer response letters; Leapfrog Enterprises, Inc. Schedule TO-I filed on July 29, 2009, as amended; NetApp, Inc. Schedule TO-I filed on May 22, 2009, as amended. In addition, the SEC has granted no-action relief to Comcast Corporation and Microsoft Corporation in connection with stock option monetization programs in which option holders were paid an amount of cash determinable by reference to the average closing price of issuer common stock underlying the tendered options during an “averaging period” that began after the expiration of the tender offer election period. See Comcast Corporation (October 7, 2004); Microsoft Corporation (October 15, 2003).

Similarly, although the closing stock price with which the de minimis cash payments will be calculated will not be set until the completion date of the tender offer, the Company’s offer documents and stock option exchange program website (option exchange website) detail clearly and in definite terms the formula used to determine the cash payments. The number of RSUs that an eligible employee would be entitled to receive, which is the basis for determining the cash payments, was determined at the time the offer was launched. Personalized information has been provided to each eligible employee through the Company’s option exchange website indicating the number of RSUs that such eligible employee would receive upon exchange of eligible options. Only eligible employees in certain specified countries who would otherwise be granted an aggregate of fewer than 100 new RSUs in exchange for all of their eligible options will be eligible to receive a cash payment, and eligible employees may not choose between receiving new RSUs and cash payments in exchange for their eligible options. The offer documents and the option exchange website explain that these eligible employees will receive a cash payment equal to (i) the number of new RSUs that such option holder would otherwise receive multiplied by (ii) eBay’s closing stock price on the completion date of the offer. In order to assist these eligible employees with their decisions, the Company has included sample calculations of cash payments in the offer documents and

United States Securities and Exchange Commission

August 25, 2009

in the Options-for-Cash section of its option exchange website based on an assumed closing stock price on the completion date of the offer.

In addition, in consideration of the Staff’s comment, the Company will revise the Options-for-Cash section of its option exchange website to provide hypothetical closing stock prices and resulting cash payments, along with a tool that allows eligible employees to enter their own hypothetical closing price to calculate a corresponding cash payment. The Company will send an e-mail message to option holders eligible to exchange their options for a cash payment pursuant to the offer to notify them of the additional disclosure and calculation tool available on the option exchange website, the form of which e-mail will be filed in an amendment to the Schedule TO. In addition, promptly after market close on the completion date of the offer, the Company will post on the option exchange website eBay’s closing stock price on the completion date. Employees may also call D.F. King & Co., Inc., the option exchange administrator, to obtain eBay’s closing sales price on the completion date. The Company further expects to e-mail eligible employees directly regarding eBay’s closing stock price on the completion date, the form of which e-mail will be filed in an amendment to the Schedule TO. Based on all of this information, each eligible employee who may receive cash payments in exchange for his or her eligible options will be able to determine his or her actual cash payment prior to the expiration of the offer and will have an opportunity to make or withdraw his or her decision to participate in the offer in light of this final information.

Finally, the Company does not plan to alter the formula used to calculate the cash payments, and as such, the consideration offered will not be modified so as to require an extension of the offer under Rules 13e-4(f)(1)(ii) and 14e-1(b). Rather, the formula will be automatically applied using the closing price of the Company’s common stock on the completion date of the offer, resulting in a cash payment amount for eligible employees that will be determined prior to the expiration of the offer.

For the foregoing reasons, the Company believes that the information set forth in the offer documents and the option exchange website complies with the requirements of Item 4 of Schedule TO and Item 1004(a) of Regulation M-A. In addition, the Company advises the Staff that, in the event it increases or decreases the consideration offered pursuant to the offer by changing the method of calculating the cash payments for eligible employees as described in the offer documents and on the stock option exchange program website, it will comply with the requirements of Rules 13e-4(f)(1)(ii) and 14e-1(b) with respect to the extension of the offer period.

United States Securities and Exchange Commission

August 25, 2009

Conditions of the Offer, page 42

3.	In the fourth bullet point on page 43, you condition your offer on there not being “any rules or regulations” that have been “enacted, enforced, or deemed applicable to eBay.” This condition may be so broad as to render the offer illusory. Revise your disclosure so that the condition is specific and capable of objective verification when satisfied.

Response: In response to the Staff’s comment, the Company has revised the fourth bullet point on page 43 of the Offer to Exchange to read in its entirety as follows: “any rules or regulations by any governmental authority, Nasdaq, or other regulatory or administrative authority or any national securities exchange have been enacted, enforced, or deemed applicable to eBay that directly or indirectly challenges the making of this Offer to Exchange, the acquisition of some or all of the options elected for exchange pursuant to this Offer to Exchange or the issuance of new RSUs, new options and/or cash payments pursuant to this Offer to Exchange.”

Legal Matters, page 52

4.	You state that you will not grant RSUs if you are prohibited by law from doing so. While you may condition your offer on compliance with applicable law, all conditions other than regulatory approvals must be satisfied or waived prior to the expiration of the offer. See Rule 14e-1(c). Please revise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 52 and elsewhere in the Offer to Exchange to delete the language indicating that the Company will not grant new RSUs or new options or make a cash payment if the Company is prohibited by law from doing so.

***

Additionally, at the Staff’s request, we have provided concurrently with this letter, a written statement from eBay acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

August 25, 2009

We very much appreciate the Staff’s review of this filing. The Company currently anticipates completing the offer described in the Schedule TO on the final day that participants can tender their options, which is scheduled for September 11, 2009. We therefore respectfully request that if the Staff has any additional questions or comments, please direct them as soon as possible to the undersigned at (650) 463-4661.

Very truly yours,

/s/ Robert A. Koenig

Robert A. Koenig

of Latham & Watkins LLP

cc:	Brian Levey, eBay Inc.

Brian Yamasaki, eBay Inc.

Andrew Sullivan, eBay Inc.

Karen Eberle, Latham & Watkins LLP

James Metz, Latham & Watkins LLP

eBay Inc.

2145 Hamilton Avenue

San Jose, CA 95125

August 25, 2009

VIA EDGAR AND FEDERAL EXPRESS

Julia E. Griffith

Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	eBay Inc.
Schedule TO-I filed August 10, 2009
File No. 5-55743

Dear Ms. Griffith:

Pursuant to the comment letter received by eBay Inc. (the “Company”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 24, 2009, with respect to the above referenced Schedule TO-I, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call Robert A. Koenig of Latham & Watkins LLP, counsel to the Company, at (650) 463-4661 if you have any questions regarding this acknowledgment letter.

Very truly yours,

/s/ Brian H. Levey

Brian H. Levey Vice President, Deputy General Counsel and Assistant Secretary